October 5, 2011	Mark R. Riccardi
(202) 339-8431
mriccardi@orrick.com

VIA ELECTRONIC FILING AND HAND DELIVERY

Ms. Rolaine S. Bancroft
Senior Special Counsel
Office of Structured Finance, Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE, Mail Stop 3561
Washington, DC  20549

Re:          Synthetic Fixed-Income Securities, Inc.
Registration Statement on Form S-3
Filed August 2, 2011, SEC File No. 333-175984

Dear Ms. Bancroft:

On behalf of Synthetic Fixed-Income Securities, Inc. (“SFIS” or the “registrant”), this letter responds to your letter dated August 29, 2011 to William Threadgill providing comments on the above-referenced registration statement (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on August 2, 2011.  For your convenience, each of your comments has been reproduced below, followed by the registrant’s response.

Registration Statement on Form S-3

General

Comment 1.
We note your disclosure on pages 5 and 10 of the base prospectus that the Depositor will make representations and warranties with respect to the deposited assets, and there may be an obligation to repurchase if there has been a breach of a specified representation or warranty.  Please revise your prospectus supplement to provide bracketed language indicating that you will summarize the specific representations and warranties related to the deposited assets.  Refer to Item 1111(e) of Regulation AB.

Response:
The registrant has revised the prospectus supplement to provide bracketed language indicating that it will summarize the specific representations and warranties related to the deposited assets made by the Depositor.

Ms. Rolaine S. Bancroft
October 5, 2011

Comment 2.
Please revise your prospectus supplement to include bracketed language indicating that you will perform the review required by new Rule 193 under the Securities Act and provide the disclosure required by Items 1111(a)(7) and (8) of Regulation AB, as applicable.

Response:
The registrant has revised the prospectus supplement to provide bracketed language indicating that it will perform the review required by new Rule 193 under the Securities Act and provide the disclosure required by Items 1111(a)(7) and (8) of Regulation AB, as applicable.

Comment 3.
Please revise your prospectus supplement to provide bracketed language indicating that you will provide bracketed language indicating that you will provide the disclosures required by new Item 1104(e) and Item 1121(c) of Regulation AB, as applicable.

Response:
The registrant has revised the prospectus supplement to provide bracketed language indicating that it will provide the disclosures required by new Item 1104(e) and Item 1121(c) of Regulation AB, as applicable.

Part II
Item 17.  Undertakings, page II-2

Comment 4.	Please revise to include the undertaking required by Item 512(k) of Regulation S-K.

Response:	The registrant has revised the Registration Statement to include the undertaking required by Item 512(k) of Regulation S-K.

Ms. Rolaine S. Bancroft
October 5, 2011

We have attached for your reference a copy of Amendment No. 1 to the Registration Statement incorporating the changes discussed above and marked to show changes from the Registration Statement.  Should you have any questions or need additional information, please do not hesitate to contact William Threadgill, President of Synthetic Fixed-Income Securities, Inc., at (212) 214-6277, or Mark Riccardi of Orrick, Herrington & Sutcliffe LLP, at (202) 339-8431.

Respectfully yours,

/s/ Mark R. Riccardi

Mark R. Riccardi

cc:           David Beaning
William Threadgill

Enclosures